Exhibit 5.2

30 March 2015

Dear Sirs

XLIT Ltd.

We have acted as counsel as to Cayman Islands law to XLIT Ltd., an exempted company incorporated in the Cayman Islands with limited liability (the “Company”), and XL Group plc, an Irish public limited company (the “Guarantor”), in connection with the offering of the Company’s U.S.$500,000,000 4.450% Subordinated Notes due 2025 and U.S.$500,000,000 5.500% Subordinated Notes due 2045 (collectively, the “Notes”), the payment of principal, premium, if any, and interest on which is fully and unconditionally guaranteed (the “Guarantees” and, together with the Notes, the “Securities”) by the Guarantor, to be issued under a subordinated base indenture dated as of 30 March, 2015 (the “Base Indenture”) and a first supplemental indenture thereto dated as of 30 March, 2015 (the “First Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), each among the Company, the Guarantor and Wells Fargo Bank, National Association, as trustee (the “Trustee”). The prospectus dated 4 November 2014 (the “Base Prospectus”) together with the preliminary prospectus supplement relating to the Securities dated 19 March 2015 is herein called the “Pricing Prospectus” and the Base Prospectus together with the prospectus supplement relating to the Securities dated 24 March 2015 is herein called the “Final Prospectus”.

1	Documents Reviewed

We have reviewed originals, copies, drafts or conformed copies of the following documents:

1.1	The Certificate of Incorporation of the Company dated 16 March 1998 and the Certificates of Incorporation on Change of Name of the Company dated 7 August 1998, 1 February 1999, 1 July 2010 and 8 November 2011.

1.2	The Amended and Restated Memorandum and Articles of Association of the Company as adopted pursuant to special resolution of the Company dated 8 November 2011 (the “Memorandum and Articles”).

1.3	The excerpt of the minutes (the “Minutes”) of the meeting of the board of directors of the Company (the “Directors”) held on 19 February 2015 (the “Meeting”) and the corporate records of the Company maintained at its registered office in the Cayman Islands.

1.4	A certificate of good standing with respect to the Company issued by the Cayman Islands Registrar of Companies dated 27 March 2015 (the “Certificate of Good Standing”).

1.5	A certificate from a Director a copy of which is attached to this opinion letter (the “Director’s Certificate”).

1.6	The Pricing Prospectus and the Final Prospectus.

1.7	The transaction documents listed in the Second Schedule (the “Transaction Documents”).

2	Assumptions

The following opinions are given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this opinion letter. These opinions only relate to the laws of the Cayman Islands which are in force on the date of this opinion letter. In giving the following opinions, we have relied (without further verification) upon the completeness and accuracy of the Director’s Certificate and the Certificate of Good Standing. We have also relied upon the following assumptions, which we have not independently verified:

2.1	The Transaction Documents and the Notes have been or will be authorised and duly executed and unconditionally delivered by or on behalf of all relevant parties in accordance with all relevant laws (other than, with respect to the Company, the laws of the Cayman Islands).

2.2	Where a Transaction Document has been provided to us in draft or undated form, it will be duly executed, dated and unconditionally delivered by all parties thereto in materially the same form as the last version provided to us and, where we have been provided with successive drafts of a Transaction Document marked to show changes to a previous draft, all such changes have been accurately marked.

2.3	Copies of documents, conformed copies or drafts of documents provided to us are true and complete copies of, or in the final forms of, the originals, and translations of documents provided to us are complete and accurate.

2.4	All signatures, initials and seals are genuine.

2.5	The capacity, power, authority and legal right of all parties under all relevant laws and regulations (other than, with respect to the Company, the laws of the Cayman Islands) to enter into, execute, unconditionally deliver and perform their respective obligations under the Transaction Documents.

2.6	There is no contractual or other prohibition or restriction (other than as arising under Cayman Islands law) binding on the Company prohibiting or restricting it from entering into and performing its obligations under the Transaction Documents and the Notes.

2.7	The Notes will be issued and authenticated in accordance with the provisions of Indenture.
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2.8	No monies paid to or for the account of any party under the Transaction Documents represent or will represent criminal property or terrorist property (as defined in the Proceeds of Crime Law (2014 Revision) and the Terrorism Law (2011 Revision), respectively).

2.9	The Company is not a sovereign entity of any state and is not a subsidiary, direct or indirect, of any sovereign entity or state.

2.10	No invitation has been or will be made by or on behalf of the Company to the public in the Cayman Islands to subscribe for any of the Notes.

2.11	There is nothing under any law (other than the laws of the Cayman Islands) which would or might affect the opinions set out below. Specifically, we have made no independent investigation of the laws of the State of New York.

3	Opinions

Based upon, and subject to, the foregoing assumptions and the qualifications set out below, and having regard to such legal considerations as we deem relevant, we are of the opinion that:

3.1	The Company has been duly incorporated as an exempted company with limited liability and is validly existing and in good standing under the laws of the Cayman Islands.

3.2	The Company has all the requisite power and authority under the Memorandum and Articles to enter into, execute and perform its obligations under the Transaction Documents and the Notes, including the issue and offer of the Notes pursuant to the Transaction Documents.

3.3	The execution and delivery of the Transaction Documents do not, and the issue and offer of the Notes by the Company and the performance by the Company of its obligations thereunder will not, conflict with or result in a breach of any of the terms or provisions of the Memorandum and Articles or any law, public rule, decree or regulation applicable to the Company currently in force in the Cayman Islands.

3.4	The execution, delivery and performance of the Transaction Documents have been duly authorised by and on behalf of the Company and the Transaction Documents have been executed on behalf of the Company. Upon the unconditional delivery of the Transaction Documents by any Authorized Officer (as defined in the Minutes) for and on behalf of the Company, the Transaction Documents will have been delivered on behalf of the Company.

3.5	The Notes have been duly authorised by the Company and when the Notes are authenticated in the manner set forth in the Indenture and delivered against due payment therefor will be duly executed, issued and delivered.

3.6	The Company is not entitled to any immunity under the laws of the Cayman Islands whether characterised as sovereign immunity or otherwise for any legal proceedings in the Cayman Islands to enforce or to collect upon the Transaction Documents or the Notes.
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4	Qualifications

The opinions expressed above are subject to the following qualifications:

4.1	To maintain the Company in good standing under the laws of the Cayman Islands, annual filing fees must be paid and returns made to the Registrar of Companies within the time frame prescribed by law.

4.2	We express no opinion as to the meaning, validity or effect of any references to foreign (i.e. non-Cayman Islands) statutes, rules, regulations, codes, judicial authority or any other promulgations and any references to them in the Transaction Documents or the Notes.

We hereby consent to the filing of this opinion as an exhibit to a Current Report on Form 8-K that will be incorporated by reference into the registration statement on Form S-3 (No. 333-199842). In providing our consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the Rules and Regulations of the Securities and Exchange Commission thereunder.

We express no view as to the commercial terms of the Transaction Documents or the Notes or whether such terms represent the intentions of the parties and make no comment with regard to warranties or representations that may be made by the Company.

The opinions in this opinion letter are strictly limited to the matters contained in the opinions section above and do not extend to any other matters. We have not been asked to review and we therefore have not reviewed any of the ancillary documents relating to the Transaction Documents and express no opinion or observation upon the terms of any such document.

This opinion letter may be relied upon by Skadden, Arps, Slate, Meagher & Flom LLP for the purposes solely of any legal opinion that they may be required to give with respect to the transactions contemplated by the Transaction Documents.

Yours faithfully

/s/ Maples and Calder

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First Schedule

Addressees

1	XLIT Ltd.

XL House

8 St. Stephen’s Green

Dublin 2

Ireland

2	XL Group plc

XL House

8 St. Stephen’s Green

Dublin 2

Ireland

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Second Schedule

Transaction Documents

1	Underwriting Agreement dated 24 March 2015 among the Company, the Guarantor, Morgan Stanley & Co. LLC and Goldman, Sachs & Co., as representatives of the underwriters named in Schedule I thereto (the “Underwriting Agreement”).

2	The Base Indenture (including the Guarantees) and the First Supplemental Indenture.

3	The global certificates evidencing the Notes executed by the Company and authenticated by the Trustee.

4	Replacement Capital Covenant dated 30 March 2015 by the Company.